Exhibit 99.1

Pembina Pipeline Corporation Announces Phase VI Pipeline Expansion and Declares Increased Dividend

CALGARY, May 3, 2018 /CNW/ - Pembina Pipeline Corporation ("Pembina" or the "Company") (TSX: PPL; NYSE: PBA) announced today a further expansion of its Peace Pipeline system ("Phase VI") to accommodate incremental volume commitments in support of growth in the Montney and Deep Basin resource plays. Pembina's Board of Directors also approved a 5.6 percent increase in its monthly common share dividend rate, from $0.18 per common share to $0.19 per common share, and declared a monthly dividend of $0.19 payable, subject to applicable law, on June 15, 2018 to shareholders of record on May 25, 2018.

Pipeline Expansion

The Company's Pipeline Division has continued to receive strong customer demand for its transportation services, which has resulted in a significant and ongoing build-out of its pipeline systems. Pembina's Phase III expansion, previously placed into service in July 2017, expanded capacity between Fox Creek and Namao, Alberta, the Company's corridor that transports crude oil, condensate and natural gas liquids into the Edmonton area market. The Company is also currently progressing construction of its Phase IV expansion ("Phase IV"), which is adding capacity between Fox Creek and Namao, and its Phase V expansion, which is debottlenecking upstream of Fox Creek, and expect both projects to be placed into service in late 2018.

Following the completion of Phase IV, the Company will have approximately 1.1 million barrels per day ("mmbpd") of total capacity for delivery into the Edmonton area market. Pembina has the ability to further expand capacity to at least 1.3 mmbpd through the addition of pump stations and other upgrades between Fox Creek and Namao.

The latest expansion, Phase VI, includes: upgrades at Gordondale, Alberta; a 16-inch pipeline from LaGlace to Wapiti, Alberta and associated pump station upgrades; and a 20-inch pipeline from Kakwa to Lator, Alberta. The approximately $280 million Phase VI expansion is anticipated to be in service in early 2020, subject to environmental and regulatory approval.

"It is exciting to announce another expansion of our Peace Pipeline," said Mick Dilger, Pembina's President and Chief Executive Officer. "As producers continue to develop the Western Canada Sedimentary Basin, our assets are strategically located and readily expandable to provide a fully integrated service offering to support our customers' future needs."

Pembina is continuing to secure long-term contracts on its Peace and Northern Pipeline systems and currently expects peak firm volume commitments will reach approximately 830,000 barrels per day in 2019.

Dividend

The 5.6 percent increase to the common share dividend rate, from $0.18 per common share to $0.19 per common share, marks the seventh consecutive year Pembina has increased its dividend.

"We are very pleased to increase our dividend following the large suite of growth projects that we placed into service throughout 2017, and which are now generating significant, incremental fee-based cash flows," continued Mr. Dilger. "We are now funding our dividend entirely by fee-based cash flow – providing dividend sustainability over the long-term. Further, we remain positioned to fund our 2018 capital program with a combination of debt and internal cash flow."

This dividend is designated an "eligible dividend" for Canadian income tax purposes. For non-resident shareholders, Pembina's common share dividends should be considered "qualified dividends" and may be subject to Canadian withholding tax.

For shareholders receiving their common share dividends in U.S. funds, the May 2018 cash dividend is expected to be approximately U.S. $0.1478 per share (before deduction of any applicable Canadian withholding tax) based on a currency exchange rate of 0.7781. The actual U.S. dollar dividend will depend on the Canadian/U.S. dollar exchange rate on the payment date and will be subject to applicable withholding taxes.

Confirmation of Record and Payment Date Policy

Pembina pays cash dividends on its common shares in Canadian dollars on a monthly basis to shareholders of record on the 25th calendar day of each month (except for the December record date, which is December 31st), if, as and when determined by the Board of Directors. Should the record date fall on a weekend or a statutory holiday, the effective record date will be the previous business day. The dividend payment date is the 15th of the month following the record date. Should the payment date fall on a weekend or on a holiday the business day prior to the weekend or holiday becomes the payment date.

About Pembina

Calgary-based Pembina Pipeline Corporation is a leading transportation and midstream service provider that has been serving North America's energy industry for over 60 years. Pembina owns an integrated system of pipelines that transport various hydrocarbon liquids and natural gas products produced primarily in western Canada. The Company also owns gas gathering and processing facilities and an oil and natural gas liquids infrastructure and logistics business. Pembina's integrated assets and commercial operations along the majority of the hydrocarbon value chain allow it to offer a full spectrum of midstream and marketing services to the energy sector. Pembina is committed to identifying additional opportunities to connect hydrocarbon production to new demand locations through the development of infrastructure that would extend Pembina's service offering even further along the hydrocarbon value chain. These new developments will contribute to ensuring that hydrocarbons produced in the Western Canada Sedimentary Basin and the other basins where Pembina operates can reach the highest value markets throughout the world.

Pembina strives to provide sustainable, industry-leading total returns for our investors; reliable and value-added services for our customers; a net positive impact to communities; and a safe, respectful, collaborative and fair work culture for our employees.

Pembina's strategy is to:

•	Preserve value by providing safe, environmentally conscious, cost-effective and reliable services;
•	Diversify by providing integrated solutions which enhance profitability and customer service;
•	Implement Growth by pursuing projects or assets that are expected to generate cash flow per share accretion and capture long-life, economic hydrocarbon reserves; and
•	Secure Global Markets by understanding what the world needs, where they need it, and delivering it.

Pembina is structured into three Divisions: Pipelines Division, Facilities Division and Marketing & New Ventures Division.

Pembina's common shares trade on the Toronto and New York stock exchanges under PPL and PBA, respectively. For more information, visit www.pembina.com.

Forward-Looking Information and Statements

This news release contains certain forward-looking information and statements (collectively, "forward-looking statements") that are based on Pembina's current expectations, estimates, projections and assumptions in light of its experience and its perception of historical trends. In this news release, such forward-looking information and statements can be identified by terminology such as "plans", "will", "expects", "continue", "anticipate", "may", and similar expressions.

In particular, this news release contains forward-looking statements, relating to planning, construction, capital expenditure estimates, schedules, expected capacity, incremental volumes, in-service dates, rights, activities and operations with respect to planned new construction of, or expansions in relation to Pembina's Phase IV, V and VI pipeline expansions; expectations around continuing producer activity and development; the ongoing utilization and expansions of and additions to Pembina's business and asset base, growth and growth potential; expectations regarding future demand for transportation services; expectations regarding synergies and integration of growth and development projects with Pembina's existing business and asset base; dividend increases; and future anticipated dividend growth. These forward-looking statements are being made by Pembina based on certain assumptions that Pembina has made in respect thereof as at the date of this news release, regarding, among other things: the ability of Pembina and any required third parties to effectively engage with stakeholders; oil and gas industry exploration and development activity levels; the success of Pembina's operations and growth projects; prevailing commodity prices, margins, volumes and exchange rates; that Pembina's future results of operations will be consistent with past performance and management expectations in relation thereto; the continued availability of capital at attractive prices to fund future capital requirements relating to existing assets and projects, including but not limited to future capital expenditures relating to expansion, upgrades and maintenance shutdowns; that any third party projects relating to Pembina's growth projects will be sanctioned and completed as expected; that any required commercial agreements can be reached; that all required regulatory and environmental approvals can be obtained on the necessary terms in a timely manner; that counterparties to material agreements will continue to perform in a timely manner; that there are no unforeseen events preventing the performance of contracts; that there are no unforeseen material construction, integrity or other costs related to current growth projects or current operations; and prevailing interest and tax rates.

Although Pembina believes the expectations and material factors and assumptions reflected in these forward-looking statements are reasonable as of the date hereof, there can be no assurance that these expectations, factors and assumptions will prove to be correct. Readers are cautioned that events or circumstances could cause results to differ materially from those predicted, forecasted or projected. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur, which may cause actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements and information. These known and unknown risks and uncertainties, include, but are not limited to: the regulatory environment and decisions; the ability of Pembina to raise sufficient capital (or to raise sufficient capital on favourable terms) to fund future expansions and growth projects and satisfy future commitments; failure to negotiate and conclude any required commercial agreements or failure to obtain project sanctioning; increased construction costs, or construction delays, on Pembina's expansion and growth projects; labour and material shortages; non-performance of agreements in accordance with their terms; the impact of competitive entities and pricing; reliance on key industry partners, alliances and agreements; the strength and operations of the oil and natural gas production industry and related commodity prices; the continuation or completion of third-party projects; actions by governmental or regulatory authorities including changes in tax laws and treatment, changes in royalty rates or increased environmental regulation; adverse general economic and market conditions in Canada, North America and elsewhere; construction delays; labour and material shortages; and certain other risks detailed from time to time in Pembina's public disclosure documents including, among other things, those detailed under the heading "Risk Factors" in Pembina's management's discussion and analysis and annual information form for the year ended December 31, 2017, which can be found at www.sedar.com.

The forward-looking statements are expressly qualified by the above statements, and speak only as of the date of this document. Pembina does not undertake any obligation to publicly update or revise any forward looking statements or information contained herein, except as required by applicable laws.

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SOURCE Pembina Pipeline Corporation

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%CIK: 0001546066

For further information: Investor Relations, Scott Arnold, (403) 231-3156, 1-855-880-7404, e-mail: investor-relations@pembina.com, www.pembina.com

CO: Pembina Pipeline Corporation

CNW 17:54e 03-MAY-18